UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
1133 Melville Street, Suite 3500 Vancouver, British Columbia V6E 4E5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-287547).

EXHIBIT INDEX

Exhibit	Description

99.1	Combined Notice of Meeting and 2025 Management Information Circular
99.2	Notice-and-Access Notice
99.3	Form of Proxy
99.4	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	May 15, 2026	By:	/s/ Keith Boyle
Keith Boyle
Chief Executive Officer